Exhibit 99.1

PRESS RELEASE

AerCap Settles Lawsuit with GE

AMSTERDAM, November 30, 2012 — AerCap Holdings N.V. (AerCap) today announced it has settled its lawsuit against GE Capital Corporation and GE Capital Aviation Services (GECAS) and withdrawn with prejudice the complaint filed in New York State Court in February 2012 concerning servicing agreements relating to aircraft leases with Transbrasil S/A Lineas Areas, a now-defunct Brazilian airline.

Although the details of the settlement agreement are confidential, information exchanged since the initiation of AerCap’s lawsuit has satisfied AerCap that GECAS did not commit fraud and otherwise has a reasonable basis for the position that it did not breach the standard of care owed under the servicing agreements. GECAS was the servicer of aircraft owned by AerCap and leased to Transbrasil.  The GECAS servicing relationship with AerCap ended in 2001.

About AerCap

AerCap is a New York Stock Exchange-listed aircraft leasing company (AER) and has one of the youngest fleets in the industry leased to 100 airlines in 50 countries. AerCap has $10 billion of assets and a fleet of 337 aircraft.  The company is headquartered in the Netherlands and has offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com